

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

<u>Via E-mail</u>
Ajay Tandon
Chief Executive Officer
Readaboo, Inc.
845 Third Avenue, 6th floor
New York, NY 10022

> **Re: Readaboo, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 8, 2014**
> **File No. 333-195709**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 4</u>

<u>Our Independent Registered Public Accounting Firm Has Expressed Substantial Doubt As To Our Ability To Continue As A Going Concern, page 4</u>

1. We note your disclosure that in their report on your financial statements for the period from September 11, 2013 (inception) to September 30, 2014, your independent accounting firm has expressed substantial doubt as to your ability to continue as a going concern. However, we note that based on your independent accountant's report, they expressed an opinion on your financial statements for the period from September 11, 2013 (inception) through March 31, 2014, rather than September 30, 2014. Please revise your disclosure as appropriate or explain in your response why you believe no revision is necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

2. Your discussion of your expenses for the three and six months ended September 30, 2013 appears to actually be a discussion of your results for the three and six months ended September 30, 2014. Please revise or explain in your response why you believe no revision is necessary.

3. We note your statement that the majority of expenses incurred during the period consisted of corporate filings and start-up costs and $47,282 of in-kind contribution of services from your CEO. However, we note from your Statement of Stockholders' Equity on page F-4 and your Statements of Cash Flows on page F-5 that you recorded $26,000 of contributed services for the six months ended September 30, 2014, and $55,400 of contributed services for the period from September 11, 2013 (inception) to September 30, 2014. Please revise your disclosure as appropriate or explain in your response why you believe no revision is necessary.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4. Please provide an updated consent of your independent accountant in the next amendment to your filing.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC